------------------------------------                   ------------------------
     CUSIP No. 36317Q 10 4                                 Page 1 of 7 Pages
------------------------------------                   ------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         GALAXY NUTRITIONAL FOODS, INC.
      --------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36317Q 10 4
      --------------------------------------------------------------------
                                 (CUSIP Number)

                               Frederick A. DeLuca
                          c/o Doctor's Associates, Inc.
                                  325 Bic Drive
                              Milford, Connecticut
                                 (203) 877-4281
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2008
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------                   ------------------------
     CUSIP No. 36317Q 10 4                                 Page 2 of 7 Pages
------------------------------------                   ------------------------

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Frederick A. DeLuca
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a)|_|
   (b)|_|
--------------------------------------------------------------------------------

3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------

6) CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------

      NUMBER OF         7)      SOLE VOTING POWER
        SHARES
     BENEFICIALLY               13,583,904 (1)
       OWNED BY         --------------------------------------------------------
         EACH           8)      SHARED VOTING POWER
      REPORTING
        PERSON                  0
         WITH           --------------------------------------------------------

                        9)     SOLE DISPOSITIVE POWER

                               13,583,904 (1)
                        --------------------------------------------------------

                        10)    SHARED DISPOSITIVE POWER

                               0
                        --------------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,583,904 (1)
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)|_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions) IN

--------------------------------------------------------------------------------

------------------------------------                   ------------------------
     CUSIP No. 36317Q 10 4                                 Page 3 of 7 Pages
------------------------------------                   ------------------------

(1) Represents (i) 3,869,842 shares of common stock of the Issuer held by Mr. DeLuca, (ii) 500,000 shares of common stock of the Issuer issuable to Mr. DeLuca upon the exercise of certain warrants, (iii) 7,671,726 shares of Common Stock of the Issuer issuable upon the conversion of a convertible promissory note in the principal amount of $2,685,104.17 (the "Note"), and (iv) 1,542,336 shares of common stock issuable upon conversion of interest in the amount of $539,817.82 that is accrued as of February 19, 2008. Does not include potential additional 647,301 shares of common stock issuable upon conversion of interest on the Note that may accrue from February 20, 2008 through the maturity date of the Note on October 19, 2008.

------------------------------------                   ------------------------
     CUSIP No. 36317Q 10 4                                 Page 4 of 7 Pages
------------------------------------                   ------------------------

Item 1.    Security and Issuer.

      This Amendment No. 5 to Schedule 13D, which amends the statement on
Schedule 13D originally filed as of October 6, 2004, as it has previously been amended by Amendment No. 1 to Schedule 13D filed June 27, 2005, Amendment No. 2 to Schedule 13D filed on September 27, 2005, Amendment No. 3 to Schedule 13D filed on July 25, 2006 and Amendment No. 4 to Schedule 13D filed on April 4, 2007, relates to the Common Stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 5955 T.G. Lee Blvd. Suite 201, Orlando, Florida 32822.

Item 2.    Identity and Background.

           (a) This Schedule 13D/A is being filed by Frederick A. DeLuca.

           (b) - (f) No changes.

Item 3.    Source and Amount of Funds or Other Consideration.

      This Amendment reflects an increase of two percent (from 49% to 51%) in the beneficial ownership of Frederick DeLuca as a result of the accrual of additional interest due to Mr. DeLuca through February 19, 2008 pursuant to a $2,685,104.17 unsecured convertible note (the "Note") issued by the Company to Mr. DeLuca on July 19, 2006. The Company and Mr. DeLuca extended the maturity date of the Note from October 19, 2007 to October 19, 2008 pursuant to a Note Modification Agreement dated March 14, 2007. The Note accrues interest at 12.5% per annum. Principal, together with any accrued and unpaid interest on the Note, is convertible at any time, prior to payment, into shares of the Company's common stock at a conversion price of $0.35 per share.

      Mr. DeLuca could receive an additional 647,301 shares of the Company's common stock on interest that may accrue from February 20, 2008 through October 19, 2008 to the extent such interest in fact accrues, is not paid out in cash and Mr. DeLuca elects to convert the accrued interest into shares of common stock. Since Mr. DeLuca has no current right to convert interest that has not yet accrued, shares of common stock that he may be able to receive on conversion of any interest which accrues from February 20, 2008 to the maturity date are not reported in his beneficial ownership. If interest continues to accrue through the maturity date, Mr. DeLuca's "beneficial ownership" in the Company, within the meaning of the Securities Exchange Act of 1934, could increase from approximately 51% as of February 19, 2008 to nearly 52% on October 19, 2008.

      The foregoing description of the Note is qualified in its entirety by reference to such agreement which was filed as an exhibit to the Schedule 13D/A filed with the Securities and Exchange Commission on July 7, 2006. The foregoing description of the Note Modification Agreement is qualified in its entirety by reference to such agreement which was filed as an exhibit to the Schedule 13D/A filed with the Securities and Exchange Commission on April 4, 2007.

------------------------------------                   ------------------------
     CUSIP No. 36317Q 10 4                                 Page 5 of 7 Pages
------------------------------------                   ------------------------

Item 4.    Purpose of the Transaction.

      The purpose of making the loan was to refinance the Company's existing $1,200,000 due to Mr. DeLuca on June 15, 2006, to pay $285,104.17 due to Mr. DeLuca as a result of the Company's inability to register certain registrable securities by a specified effective date deadline pursuant to the terms of that certain Registration Rights Agreement dated as of October 6, 2004, and with the additional proceeds of $1,200,000 contributed by Mr. DeLuca to allow the Company to repay an aggregate of $1,200,000 of other promissory notes due to other third parties which also matured on June 15, 2006. The shares received upon conversion of the Note and the shares purchasable upon exercise of warrants held by Mr. DeLuca, are all restricted securities that have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemptions from registration requirements. The Note together with the Note Modification Agreement could increase Mr. DeLuca's beneficial ownership to nearly 52% if all amounts due pursuant thereto are converted into shares.

Item 5.    Interest in Securities of the Issuer.

      (a) Based upon information provided by the Company to Mr. DeLuca, the approximate percentage of Common Stock reported as beneficially owned by Mr. DeLuca is based on 17,110,016 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 19, 2008, plus 3,869,842 shares of common stock owned by Mr. DeLuca, the 7,671,726 shares of Common Stock underlying conversion of the principal of the Note, 1,542,336 shares of Common Stock underlying conversion of interest that has accrued on the Note through February 19, 2008, and the 500,000 shares of Common Stock underlying warrants owned by Mr. DeLuca. As of the close of business on February 19, 2008, Mr. DeLuca owns directly and beneficially 13,583,904 shares of Common Stock, including the foregoing shares of Common Stock underlying the Note and the warrants. Consequently, Mr. DeLuca beneficially owns approximately 51% of the shares outstanding for purposes of this Schedule 13D.

      (b) No changes.

      (c) Mr. DeLuca has not engaged in any transactions in the Common
Stock during the 60 days preceding the date of the filing of this Amendment No. 5 to Schedule 13D.

      (d) No changes.

      (e) No changes.

------------------------------------                   ------------------------
     CUSIP No. 36317Q 10 4                                  Page 6 of 7 Pages
------------------------------------                   ------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described in Item 5 hereof, Mr. DeLuca does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.    Material to Be Filed as Exhibits

           None

------------------------------------                   ------------------------
     CUSIP No. 36317Q 10 4                                 Page 7 of 7 Pages
------------------------------------                   ------------------------

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Dated:  February 27, 2008



                                                  /s/ Frederick A. DeLuca
                                                  ------------------------------
                                                      Frederick A. DeLuca